Exhibit 99.1

PDD Holdings Announces Third Quarter 2023 Unaudited Financial Results

DUBLIN and SHANGHAI, November 28, 2023 (GLOBE NEWSWIRE) – PDD Holdings Inc. (“PDD Holdings” or the “Company”) (NASDAQ: PDD), today announced its unaudited financial results for the third quarter ended September 30, 2023.

Third Quarter 2023 Highlights

●	Total revenues in the quarter were RMB68,840.4 million (US$[1]9,435.4 million), an increase of 94% from RMB35,504.3 million in the same quarter of 2022.

●	Operating profit in the quarter was RMB16,656.0 million (US$2,282.9 million), an increase of 60% from RMB10,436.6 million in the same quarter of 2022. Non-GAAP[2] operating profit in the quarter was RMB18,125.8 million (US$2,484.4 million), an increase of 47% from RMB12,301.5 million in the same quarter of 2022.

●	Net income attributable to ordinary shareholders in the quarter was RMB15,537.1 million (US$2,129.5 million), an increase of 47% from RMB10,588.6 million in the same quarter of 2022. Non-GAAP net income attributable to ordinary shareholders in the quarter was RMB17,027.1 million (US$2,333.8 million), an increase of 37% from RMB12,447.2 million in the same quarter of 2022.

“We are dedicated to generating value through innovations, which forms the foundation of our high-quality development,” said Mr. Lei Chen, Chairman and Co-Chief Executive Officer of PDD Holdings. “We continued to invest decisively in areas such as agritech, supply chain technology, and core R&D capabilities. Through these efforts, we aim to create our unique value.”

“Last month, we celebrated our eighth anniversary. We sincerely thank all stakeholders for the support we received,” said Mr. Jiazhen Zhao, Executive Director and Co-Chief Executive Officer of PDD Holdings. “Throughout the past third quarter, consumption vitality kept improving. We continued to provide consumers with more savings and better service through increased investments.”

“Under our ‘high-quality development’ strategy, we increased our investment in technology and further deepened user mindshare in the third quarter. Our financial performance reflects the early results we have achieved,” said Ms. Jun Liu, VP of Finance at PDD Holdings. “Going forward, we will continue to invest decisively to support our high-quality development.”

1 This announcement contains translations of certain Renminbi (“RMB”) amounts into U.S. dollars (“US$”) at a specified rate solely for the convenience of the reader. Unless otherwise noted, the translation of RMB into US$ has been made at RMB7.2960 to US$1.00, the noon buying rate in effect on September 29, 2023 as set forth in the H.10 Statistical Release of the Federal Reserve Board.

2 The Company’s non-GAAP financial measures exclude share-based compensation expenses, fair value change of certain investments, and interest expenses related to the convertible bonds’ amortization to face value. See “Reconciliation of Non-GAAP Measures to The Most Directly Comparable GAAP Measures” set forth at the end of this press release.

Third Quarter 2023 Unaudited Financial Results

Total revenues were RMB68,840.4 million (US$9,435.4 million), an increase of 94% from RMB35,504.3 million in the same quarter of 2022. The increase was primarily due to an increase in revenues from online marketing services and transaction services.

●	Revenues from online marketing services and others were RMB39,687.7 million (US$5,439.7 million), an increase of 39% from RMB28,482.0 million in the same quarter of 2022.

●	Revenues from transaction services were RMB29,152.7 million (US$3,995.7 million), an increase of 315% from RMB7,022.3 million in the same quarter of 2022.

Total costs of revenues were RMB26,830.2 million (US$3,677.4 million), an increase of 262% from RMB7,414.1 million in the same quarter of 2022. The increase mainly came from the increased fulfilment fees, payment processing fees, maintenance costs and call center expenses.

Total operating expenses were RMB25,354.1 million (US$3,475.1 million), an increase of 44% from RMB17,653.6 million in the same quarter of 2022. The increase was primarily due to an increase in sales and marketing expenses.

●	Sales and marketing expenses were RMB21,748.5 million (US$2,980.9 million), an increase of 55% from RMB14,048.8 million in the same quarter of 2022, mainly due to the increased spending in promotion and advertising activities.

●	General and administrative expenses were RMB758.3 million (US$103.9 million), compared with RMB906.6 million in the same quarter of 2022.

●	Research and development expenses were RMB2,847.3 million (US$390.3 million), compared with RMB2,698.2 million in the same quarter of 2022.

Operating profit in the quarter was RMB16,656.0 million (US$2,282.9 million), an increase of 60% from RMB10,436.6 million in the same quarter of 2022. Non-GAAP operating profit in the quarter was RMB18,125.8 million (US$2,484.4 million), an increase of 47% from RMB12,301.5 million in the same quarter of 2022.

Net income attributable to ordinary shareholders in the quarter was RMB15,537.1 million (US$2,129.5 million), an increase of 47% from RMB10,588.6 million in the same quarter of 2022. Non-GAAP net income attributable to ordinary shareholders in the quarter was RMB17,027.1 million (US$2,333.8 million), an increase of 37% from RMB12,447.2 million in the same quarter of 2022.

Basic earnings per ADS was RMB11.38 (US$1.56) and the diluted earnings per ADS was RMB10.60 (US$1.45), compared with basic earnings per ADS of RMB8.38 and diluted earnings per ADS of RMB7.34 in the same quarter of 2022. Non-GAAP diluted earnings per ADS was RMB11.61 (US$1.55), compared with RMB8.62 in the same quarter of 2022.

Net cash generated from operating activities was RMB32,537.9 million (US$4,459.7 million), compared with RMB11,651.8 million in the same quarter of 2022, mainly due to the increase in net income and the changes in working capitals.

Cash, cash equivalents and short-term investments were RMB202.8 billion (US$27.8 billion) as of September 30, 2023, compared with RMB149.4 billion as of December 31, 2022.

Conference Call

The Company’s management will hold an earnings conference call at 7:30 AM ET on November 28, 2023 (12:30 PM GMT and 8:30 PM HKT on the same day).

The conference call will be webcast live at https://investor.pddholdings.com/investor-events. The webcast will be available for replay at the same website following the conclusion of the call.

Use of Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses non-GAAP measures, such as non-GAAP operating profit, non-GAAP net income attributable to ordinary shareholders, non-GAAP diluted earnings per ordinary share and non-GAAP diluted earnings per ADS, as supplemental measures to review and assess operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The Company’s non-GAAP financial measures exclude the impact of share-based compensation expenses, fair value change of certain investments, and interest expenses related to the convertible bonds’ amortization to face value.

The Company presents these non-GAAP financial measures because they are used by management to evaluate operating performance and formulate business plans. The Company believes that the non-GAAP financial measures help identify underlying trends in its business by excluding the impact of share-based compensation expenses, fair value change of certain investments, and interest expenses related to the convertible bonds’ amortization to face value, which are non-cash charges. The Company also believes that the non-GAAP financial measures may provide further information about the Company’s results of operations, and enhance the overall understanding of the Company’s past performance and future prospects.

The Company’s non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. These non-GAAP financial measures do not reflect all items of income and expenses that affect the Company’s operations and do not represent the residual cash flow available for discretionary expenditures. Further, these non-GAAP measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited. The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating performance. The Company encourages you to review the Company’s financial information in its entirety and not rely on a single financial measure.

For more information on the non-GAAP financial measures, please see the table captioned “Reconciliation of Non-GAAP Measures to The Most Directly Comparable GAAP Measures” set forth at the end of this press release.

Safe Harbor Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continue” or other similar expressions. Among other things, the business outlook and quotations from management in this announcement, as well as the Company’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s growth strategies; its future business development, results of operations and financial condition; its ability to understand buyer needs and provide products and services to attract and retain buyers; its ability to maintain and enhance the recognition and reputation of its brand; its ability to rely on merchants and third-party logistics service providers to provide delivery services to buyers; its ability to maintain and improve quality control policies and measures; its ability to establish and maintain relationships with merchants; trends and competition in the e-commerce markets globally and in the countries or regions where the Company has operations; changes in its revenues and certain cost or expense items; the expected growth of e-commerce markets globally and in the countries or regions where the Company has operations; developments in the relevant governmental policies and regulations relating to the Company’s industry; and general economic and business conditions globally and in the countries or regions where the Company has operations; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

About PDD Holdings

PDD Holdings is a multinational commerce group that owns and operates a portfolio of businesses. PDD Holdings aims to bring more businesses and people into the digital economy so that local communities and small businesses can benefit from the increased productivity and new opportunities.

For investor and media inquiries, please contact:

investor@pddholdings.com

media@pddholdings.com

PDD HOLDINGS INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”))

	As of
	December 31, 2022	September 30, 2023
	RMB	RMB	US$
		(Unaudited)
ASSETS
Current assets
Cash and cash equivalents	34,326,192	54,939,761	7,530,121
Restricted cash	57,974,225	56,413,498	7,732,113
Receivables from online payment platforms	587,696	2,547,134	349,114
Short-term investments	115,112,554	147,906,904	20,272,328
Amounts due from related parties	6,318,830	6,138,625	841,369
Prepayments and other current assets	2,298,379	3,629,894	497,518
Total current assets	216,617,876	271,575,816	37,222,563

Non-current assets
Property, equipment and software, net	1,044,847	1,065,180	145,995
Intangible assets	134,002	21,900	3,002
Right-of-use assets	1,416,081	3,662,756	502,022
Deferred tax assets	1,045,030	1,631,825	223,660
Other non-current assets	16,862,117	36,293,655	4,974,459
Total non-current assets	20,502,077	42,675,316	5,849,138

Total Assets	237,119,953	314,251,132	43,071,701

PDD HOLDINGS INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”))

	As of
	December 31, 2022	September 30, 2023
	RMB	RMB	US$
		(Unaudited)
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Amounts due to related parties	1,676,391	2,028,787	278,068
Customer advances and deferred revenues	1,389,655	2,043,857	280,134
Payable to merchants	63,316,695	68,099,716	9,333,843
Accrued expenses and other liabilities	20,960,723	43,936,446	6,021,992
Merchant deposits	15,058,229	16,282,948	2,231,764
Convertible bonds, current portion	13,885,751	14,351,445	1,967,029
Lease liabilities	602,036	1,381,067	189,291
Total current liabilities	116,889,480	148,124,266	20,302,121

Non-current liabilities
Convertible bonds	1,575,755	1,623,726	222,550
Lease liabilities	870,782	2,397,222	328,567
Deferred tax liabilities	13,025	55,903	7,662
Total non-current liabilities	2,459,562	4,076,851	558,779

Total Liabilities	119,349,042	152,201,117	20,860,900

Shareholders’ equity
Ordinary shares	170	177	24
Additional paid-in capital	99,250,468	104,152,729	14,275,319
Statutory reserves	5,000	5,000	685
Accumulated other comprehensive income	3,322,238	5,952,839	815,904
Retained earnings	15,193,035	51,939,270	7,118,869
Total Shareholders’ Equity	117,770,911	162,050,015	22,210,801

Total Liabilities and Shareholders’ Equity	237,119,953	314,251,132	43,071,701

PDD HOLDINGS INC.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(Amounts in thousands of RMB and US$)

	For the three months ended September 30,			For the nine months ended September 30,
	2022	2023		2022	2023
	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenues	35,504,304	68,840,371	9,435,358	90,737,561	158,758,169	21,759,617
Costs of revenues	(7,414,132)	(26,830,233)	(3,677,390)	(22,535,593)	(56,645,305)	(7,763,885)
Sales and marketing expenses	(14,048,820)	(21,748,449)	(2,980,873)	(36,611,335)	(55,550,346)	(7,613,808)
General and administrative expenses	(906,573)	(758,345)	(103,940)	(2,324,408)	(2,170,780)	(297,530)
Research and development expenses	(2,698,166)	(2,847,323)	(390,258)	(7,978,039)	(8,087,944)	(1,108,545)
Total operating expenses	(17,653,559)	(25,354,117)	(3,475,071)	(46,913,782)	(65,809,070)	(9,019,883)

Operating profit	10,436,613	16,656,021	2,282,897	21,288,186	36,303,794	4,975,849

Interest and investment income, net	1,092,150	2,127,356	291,578	2,645,402	5,878,696	805,742
Interest expenses	(13,646)	(12,208)	(1,673)	(39,434)	(35,832)	(4,911)
Foreign exchange gain/ (loss)	53,374	94,860	13,002	(125,891)	234,540	32,146
Other income, net	546,528	290,384	39,800	2,052,533	2,624,375	359,701

Profit before income tax and share of results of equity investees	12,115,019	19,156,413	2,625,604	25,820,796	45,005,573	6,168,527
Share of results of equity investees	10,732	(105,811)	(14,503)	(76,377)	10,359	1,420
Income tax expenses	(1,537,177)	(3,513,480)	(481,563)	(3,660,054)	(8,269,697)	(1,133,456)
Net income	10,588,574	15,537,122	2,129,538	22,084,365	36,746,235	5,036,491

PDD HOLDINGS INC.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(Amounts in thousands of RMB and US$, except for per share data)

	For the three months ended September 30,			For the nine months ended September 30,
	2022	2023		2022	2023
	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Net income	10,588,574	15,537,122	2,129,538	22,084,365	36,746,235	5,036,491
Net income attributable to ordinary shareholders	10,588,574	15,537,122	2,129,538	22,084,365	36,746,235	5,036,491

Earnings per ordinary share:
-Basic	2.10	2.84	0.39	4.38	6.81	0.93
-Diluted	1.84	2.65	0.36	3.86	6.28	0.86

Earnings per ADS (4 ordinary shares equals 1 ADS ):
-Basic	8.38	11.38	1.56	17.52	27.24	3.73
-Diluted	7.34	10.60	1.45	15.43	25.13	3.44

Weighted average number of outstanding ordinary shares (in thousands):
-Basic	5,051,256	5,462,542	5,462,542	5,043,522	5,395,211	5,395,211
-Diluted	5,776,165	5,865,102	5,865,102	5,733,453	5,853,748	5,853,748

PDD HOLDINGS INC.

NOTES TO FINANCIAL INFORMATION

(Amounts in thousands of RMB and US$)

	For the three months ended September 30,			For the nine months ended September 30,
	2022	2023		2022	2023
	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenues
- Online marketing services and others	28,482,052	39,687,678	5,439,649	71,907,695	104,864,935	14,372,935
- Transaction services	7,022,252	29,152,693	3,995,709	18,829,866	53,893,234	7,386,682
Total	35,504,304	68,840,371	9,435,358	90,737,561	158,758,169	21,759,617

PDD HOLDINGS INC.

NOTES TO FINANCIAL INFORMATION

(Amounts in thousands of RMB and US$)

	For the three months ended September 30,			For the nine months ended September 30,
	2022	2023		2022	2023
	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Share-based compensation expenses included in:
Costs of revenues	5,841	20,422	2,799	22,011	86,066	11,796
Sales and marketing expenses	608,462	464,950	63,726	1,623,126	1,943,049	266,318
General and administrative expenses	680,252	355,053	48,664	1,724,567	1,058,914	145,136
Research and development expenses	570,327	629,394	86,266	1,862,276	1,805,821	247,508
Total	1,864,882	1,469,819	201,455	5,231,980	4,893,850	670,758

PDD HOLDINGS INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of RMB and US$)

	For the three months ended September 30,			For the nine months ended September 30,
	2022	2023		2022	2023
	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Net cash generated from operating activities	11,651,823	32,537,857	4,459,684	21,957,598	57,271,860	7,849,762
Net cash used in investing activities	(356,394)	(4,820,500)	(660,704)	(13,801,754)	(38,960,607)	(5,339,995)
Net cash generated from financing activities	258	385	53	569	7,671	1,051
Effect of exchange rate changes on cash, cash equivalents and restricted cash	250,227	201,058	27,557	209,551	733,918	100,591

Increase in cash, cash equivalents and restricted cash	11,545,914	27,918,800	3,826,590	8,365,964	19,052,842	2,611,409
Cash, cash equivalents and restricted cash at beginning of period	62,864,021	83,434,459	11,435,644	66,043,971	92,300,417	12,650,825
Cash, cash equivalents and restricted cash at end of period	74,409,935	111,353,259	15,262,234	74,409,935	111,353,259	15,262,234

PDD HOLDINGS INC.

RECONCILIATION OF NON-GAAP MEASURES TO THE MOST DIRECTLY COMPARABLE GAAP MEASURES

(Amounts in thousands of RMB and US$, except for per share data)

	For the three months ended September 30,			For the nine months ended September 30,
	2022	2023		2022	2023
	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Operating profit	10,436,613	16,656,021	2,282,897	21,288,186	36,303,794	4,975,849
Add: Share-based compensation expenses	1,864,882	1,469,819	201,455	5,231,980	4,893,850	670,758
Non-GAAP operating profit	12,301,495	18,125,840	2,484,352	26,520,166	41,197,644	5,646,607

Net income attributable to ordinary shareholders	10,588,574	15,537,122	2,129,538	22,084,365	36,746,235	5,036,491
Add: Share-based compensation expenses	1,864,882	1,469,819	201,455	5,231,980	4,893,850	670,758
Add: Interest expenses related to convertible bonds’ amortization to face value	13,646	12,208	1,673	39,434	35,832	4,911
Add: (Gain)/ loss from fair value change of certain investments	(19,886)	7,935	1,088	68,173	746,915	102,373
Non-GAAP net income attributable to ordinary shareholders	12,447,216	17,027,084	2,333,754	27,423,952	42,422,832	5,814,533

Non-GAAP diluted weighted-average number of ordinary shares outstanding (in thousands)	5,776,165	5,865,102	5,865,102	5,733,453	5,853,748	5,853,748

Diluted earnings per ordinary share	1.84	2.65	0.36	3.86	6.28	0.86
Add: Non-GAAP adjustments to earnings per ordinary share	0.31	0.25	0.03	0.92	0.97	0.13
Non-GAAP diluted earnings per ordinary share	2.15	2.90	0.39	4.78	7.25	0.99
Non-GAAP diluted earnings per ADS	8.62	11.61	1.55	19.13	28.99	3.96